UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29527 / December 15, 2010

_____

In the Matter of   :
                                                               :
MONY America Variable Account S   :
1290 Avenue of the Americas   :
New York, NY 10104   :
                                                               :
(811-05100)   :
_____:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT
COMPANY

MONY America Variable Account S ("Applicant") filed an application on October 22,
2009, and an amended and restated application on November 15, 2010, under Section 8(f)
of the Investment Company Act of 1940 ("1940 Act"), requesting an order declaring that
it has ceased to be an investment company as defined by the 1940 Act.

On November 19, 2010, a notice of filing of the application was issued (Investment
Company Act Release No. 29502). The notice gave interested persons an opportunity to
request a hearing and stated that an order disposing of the application would be issued
unless a hearing was ordered. No request for a hearing has been filed, and the
Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in
the application, that Applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, pursuant to section 8(f) of the 1940 Act, that the Applicant's
registration under the 1940 Act shall immediately cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated
authority.

                                                    Florence E. Harmon
                                                    Deputy Secretary